                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                   For the fiscal year ended December 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

          For the transition period from              to
                                         ------------    -------------

                         Commission file number: 0-24133

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                 Franklin Financial Employees
                                 Retirement Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 Franklin Financial Corporation
                                 230 Public Square
                                 Franklin, Tennessee 37064

REQUIRED INFORMATION

(a) Financial Statements for the Franklin Financial Employees Retirement Savings Plan

         (i)      Independent Auditors' Report

         (ii) Statements of Net Assets Available for Plan Benefits, as of December 31, 2002 and 2001

         (iii) Statements of Changes in Net Assets Available for Plan Benefits, for the Years Ended December 31, 2002 and 2001

         (iv)     Notes to Financial Statements

         (v)      Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

         (vi)     Schedule H, Line 4j - Schedule of Reportable Transactions

(b)      Exhibits

         The following exhibits are filed herewith as part of this annual report:

         Exhibit No.       Description of Exhibit

         23.1     Consent of Crowe Chizek and Company LLC

         99.1 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     FRANKLIN FINANCIAL EMPLOYEES
                                     RETIREMENT SAVINGS PLAN



                                     By: /s/ Gordon E. Inman
                                        ---------------------------------------
                                          Gordon E. Inman, Trustee
                                          (Plan Administrator)

Date:  June 30, 2003

                          FRANKLIN FINANCIAL EMPLOYEES
                             RETIREMENT SAVINGS PLAN

                              FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001

              FRANKLIN FINANCIAL EMPLOYEES RETIREMENT SAVINGS PLAN
                               FRANKLIN, TENNESSEE

                              FINANCIAL STATEMENTS
                           December 31, 2002 and 2001


                                    CONTENTS



Report of Independent Auditors..................................................1

Financial Statements:

         Statements of Net Assets Available for Plan Benefits...................2

         Statements of Changes in Net Assets Available for Plan Benefits........3

         Notes to Financial Statements..........................................4

Supplemental Schedules:

         Schedule H, Line 4i - Schedule of Assets...............................9
        (Held at end of year)

         Schedule H, Line 4j - Schedule of Reportable Transactions.............10

                         REPORT OF INDEPENDENT AUDITORS

Plan Administrator
Franklin Financial Employees
Retirement Savings Plan
Franklin, Tennessee

We have audited the accompanying statements of net assets available for benefits of Franklin Financial Employees Retirement Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Franklin Financial Employees Retirement Savings Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                         /s/ Crowe Chizek and Company LLC

                                         Crowe Chizek and Company LLC
Brentwood, Tennessee
June 20, 2003

              FRANKLIN FINANCIAL EMPLOYEES RETIREMENT SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2002 AND 2001



ASSETS:                                                 2002            2001
                                                    ----------      ----------

Investments - at fair value:
   Mutual funds                                     $1,532,520      $1,610,851
   Franklin Financial Corporation common stock       1,143,326         673,858
Common trust fund                                      166,029              --
   Participant loans                                    27,466          34,698
                                                    ----------      ----------
     Total investments - at fair value               2,869,341       2,319,407

Receivables:
  Employer contribution                                     --          11,807
                                                    ----------      ----------
     Total receivables                                      --          11,807

Cash                                                        --           4,108
                                                    ----------      ----------

       Total assets                                 $2,869,341      $2,335,322
                                                    ==========      ==========


LIABILITIES:

  Benefit claims                                            --           3,511
                                                    ----------      ----------
NET ASSETS AVAILABLE FOR BENEFITS                   $2,869,341      $2,331,811
                                                    ==========      ==========


                 See accompanying notes to financial statements.

              FRANKLIN FINANCIAL EMPLOYEES RETIREMENT SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     YEARS ENDED DECEMBER 31, 2002 AND 2001



ADDITIONS TO NET ASSETS ATTRIBUTED TO:                                     2002              2001
                                                                       -----------       -----------
   Investment income:
     Net appreciation (depreciation) in fair value of investments      $   (29,996)      $      (530)
     Interest                                                                3,105             4,605
     Dividends                                                              19,120             6,389
                                                                       -----------       -----------
                                                                            (7,771)           10,464
     Less investment expenses                                               (1,170)               --
                                                                       -----------       -----------
                                                                            (8,941)           10,464

   Contributions
     Employer                                                              228,371           168,952
     Participants                                                          597,544           420,350
     Rollovers                                                               1,441            19,911
                                                                       -----------       -----------

                                                                           827,356           609,213
                                                                       -----------       -----------

       TOTAL ADDITIONS                                                     818,415           619,677
                                                                       -----------       -----------


DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefits paid to participants                                         274,428            65,541
     Forfeitures                                                             6,457             4,980
                                                                       -----------       -----------

       TOTAL DEDUCTIONS                                                    280,885            70,521
                                                                       -----------       -----------

NET INCREASE                                                               537,530           549,156

NET ASSETS AVAILABLE FOR BENEFITS:

   BEGINNING OF YEAR                                                     2,331,811         1,782,655
                                                                       -----------       -----------

   END OF YEAR                                                         $ 2,869,341       $ 2,331,811
                                                                       ===========       ===========


                 See accompanying notes to financial statements.

              FRANKLIN FINANCIAL EMPLOYEES RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001


NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Franklin Financial Employees Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

(A)      GENERAL

         The Plan is a defined contribution plan covering all employees of Franklin National Bank (the Company) who have three months of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Franklin National Bank is a wholly-owned subsidiary of Franklin Financial Corporation.

(B)      CONTRIBUTIONS

         Each year, participants may contribute up to 85% of pretax annual income, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Company. A participant may make a contribution to the Plan, limited to the lesser of $11,000 and $10,500 for 2002 and 2001, or the maximum permitted contribution percentage of his or her salary. Effective January 1, 1998 all employer contributions are invested in Franklin Financial Corporation common stock.

(C)      PARTICIPANTS ACCOUNTS

         Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(D)      VESTING

         Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings is based on years of continuous service. A participant is 100 percent vested after 3 years of service.

         Participants automatically become fully vested, regardless of the years of service completed, upon attainment of the Plan's normal retirement age of 65, upon death, or upon disability.

(E)      INVESTMENT OPTIONS

         Upon enrollment in the Plan, a participant may direct employee contributions in any of twelve investment options including common stock of Franklin Financial Corporation.

              FRANKLIN FINANCIAL EMPLOYEES RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001




NOTE 1 - DESCRIPTION OF PLAN (Continued)

 (F)     PARTICIPANT LOANS

         Participants may borrow from their fund accounts to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participant notes fund. Loan terms are limited to five years. The loan term may exceed five years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

(G)      PAYMENT OF BENEFITS

         On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments. If a participant's account balance exceeds $5,000, no portion of the account balance will be distributed as a lump-sum without the participant's consent. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump sum distribution.

(H)      FORFEITED ACCOUNTS

         Forfeitures of nonvested Company contributions are used to pay expenses of the Plan.

(I)      TERMINATED PARTICIPANTS

         Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Amounts allocated to those participants were zero at December 31, 2002 and 2001.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A)      BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared on an accrual method of accounting.

(B)      USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. These estimates and assumptions may change in the future and future results would differ. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

              FRANKLIN FINANCIAL EMPLOYEES RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

 (C)     INVESTMENTS

         Investments are stated at fair value as reported by the custodian. Fair values have been determined by quoted prices on an active market. Shares of mutual funds are valued at quoted market prices which represent the net assets value of shares held by the plan at year end. In accordance with the policy of stating investments at fair value, the Plan presents the net appreciation as both realized gains or losses and unrealized appreciation (depreciation) on those investments in the statement of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(D)      RISKS AND UNCERTAINTIES

         The Plan provides for various investment options including any combination of mutual funds, stocks, bonds, and other investment securities. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

(E)      PAYMENT OF BENEFITS

         Benefits are recorded when paid.


NOTE 3 - INVESTMENTS

         Investments that represent 5% or more of the Plan's net assets in either year are presented below:

                                                       December 31,
                                                    2002            2001
                                                 ----------      ----------

Aetna Investments Growth and Income Fund         $       --      $  316,867
Aetna Investments Balanced Fund                          --         120,311
Aetna Investments Fixed Account                          --         320,785
Fidelity VIP Equity Income Portfolio                     --         121,255
Fidelity VIP Growth Portfolio                            --         473,349
Franklin Financial Corporation Common Stock       1,143,326         673,858
American Funds AMCAP Fund                           232,612              --
American Funds Growth Fund A                        298,285              --
American Funds Income Fund A                        176,668              --
American Funds Washington Mutual A                  332,010              --
CTC Stable Value Fund                               166,029              --

              FRANKLIN FINANCIAL EMPLOYEES RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001




NOTE 3 - INVESTMENTS (Continued)


During the years ended December 31, 2002 and 2001, the Plan's investments (including bought, sold, and held during the year) appreciated (depreciated) as follows:

                                                                 December 31,
                                                             2002            2001
                                                          ---------       ---------

Investments held by Circle Trust Company, custodian       $(323,168)      $      --
Investments held by Aetna Life Insurance and Annuity
  Company, custodian                                             --        (192,269)
Franklin Financial Corporation common stock                 290,072         191,739
CTC stable value fund common trust fund                       3,100              --
                                                          ---------       ---------

                                                          $ (29,996)      $    (530)
                                                          =========       =========

NONPARTICIPANT - DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                        December 31,
                                                    2002            2001
                                                 ---------       ---------
Net Assets:
Franklin Financial Corporation common stock      $ 806,328       $ 463,136
                                                 =========       =========
Changes in Net Assets:
 Contributions                                   $ 125,272       $ 181,101
 Net transfers                                     117,295              --
 Dividends                                              --           4,456
 Net appreciation                                  184,447         160,387
 Benefits paid to participants                     (77,033)        (43,080)
 Fees and forfeitures                               (6,789)             --
                                                 ---------       ---------

                                                 $ 343,192       $ 302,864
                                                 =========       =========

NOTE 4 - PLAN AMENDMENT

Effective January 1, 2002, the Plan was amended to comply with GUST [The Uruguay Round Agreements Act of the General Agreement on Tariffs and Trade (GAAT), the Uniformed Services Employment and Reemployment Rights Act of 1997 (USERRA), the Small Business Job Protection Act of 1996 (SBJPA), and the Tax Reform Act of 1997 (TRA '97)].

              FRANKLIN FINANCIAL EMPLOYEES RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2002 AND 2001




NOTE 4 - PLAN AMENDMENT (Continued)

NOTE 5 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 30, 1998, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Professional fees for the administration and audit of the Plan were paid by the Plan.

                                                         December 31,
                                                     2002            2001
                                                 ----------      ----------
Aetna Funds                                      $       --      $  811,569
Franklin Financial Corporation common stock       1,143,326         673,858
CTC Stable Value Plus                               166,029              --
Participant loans                                    27,466          34,698


NOTE 7 - PLAN TERMINATION

On July 23, 2002, the Company entered into a definitive Affiliation Agreement (the "Agreement") which provides for the acquisition of the Company by Fifth Third Bancorp, an Ohio corporation ("Fifth Third") through the merger of the Company into a wholly owned subsidiary of Fifth Third.

On March 27, 2003, the Company extended the termination date of the Agreement to June 30, 2004. In the event that the Board of Governors of the Federal Reserve System has not granted regulatory approval for the merger on or before May 31, 2004, the company has the right to terminate the Agreement.

The Franklin Financial Employees Retirement Savings Plan will be terminated the day before the merger is finalized. Employees participating in the Plan will have an option to receive a full distribution, transfer fund balance into an individual retirement account, or transfer fund balance into the Fifth Third Retirement Plan.

                             SUPPLEMENTAL SCHEDULES

              FRANKLIN FINANCIAL EMPLOYEES RETIREMENT SAVINGS PLAN
                                 EIN: 62-1376027
                                PLAN NUMBER: 001
                       PLAN YEAR ENDED: DECEMBER 31, 2002
         SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)


                                                                                 (c)
   (a)                                                                    Description of
  Party                       (b)                                      Investments including                        (e)
  -in-           Identity of Issue, Borrower,                            Maturity Date and         (d)             Current
interest           Lessor or Similar Party                                Rate of Interest         Cost             Value
--------         ----------------------------                          ----------------------      ----           ----------
               American Funds AMCAP Fund                                    Mutual fund             N/A           $ 232,612

               American Funds Euro Pacific Growth Fund                      Mutual fund             N/A              52,121

               American Funds The Bond Fund of America                      Mutual fund             N/A             108,100

               American Funds Washington Mutual Investors Fund              Mutual fund             N/A             332,010

               American Funds New Perspective Fund                          Mutual fund             N/A             117,477

               American Funds The Growth Fund of America                    Mutual fund             N/A             298,285

               American Funds American High-Income Trust                    Mutual fund             N/A              89,028

               American Funds Intermediate Bond Fund of America             Mutual fund             N/A              39,360

               American Funds The New Economy Fund                          Mutual fund             N/A              86,859

      *        CTC Stable Value Plus                                        Common trust            N/A             166,029

               American Funds Income Fund of America                        Mutual fund             N/A             176,668

      *        Participant Loans                                           5.75% - 10.50%           N/A              27,466

      *        Franklin Financial Corporation
                  Participant-Directed                                     Employer Stock           N/A             336,998
                  Nonparticipant-Directed                                  Employer Stock         310,560           806,328
                                                                                                                -----------

               TOTAL INVESTMENTS                                                                                $ 2,869,341
                                                                                                                ===========

* Party-in-interest to the Plan.

N/A - Information is not required since these are participant directed investments.

              FRANKLIN FINANCIAL EMPLOYEES RETIREMENT SAVINGS PLAN
                                 EIN: 62-1376027
                                PLAN NUMBER: 001
                       PLAN YEAR ENDED: DECEMBER 31, 2002

            SCHEDULE H, LINE 4J - SCHEDULE OF REPORTABLE TRANSACTIONS



                                                                                                          (H)
                                                                             (F)                       CURRENT
       (A)                                                                                             VALUE OF             (I)
                          (B)          (C)          (D)        (E)          EXPENSE        (G)           ASSET
   IDENTITY OF                                                              INCURRED                       ON               NET
      PARTY           DESCRIPTION   PURCHASE      SELLING     LEASE          WITH        COST OF      TRANSACTION          GAIN
     INVOLVED           OF ASSET      PRICE        PRICE     RENTAL       TRANSACTION     ASSET          DATE            OR (LOSS)
----------------------------------------------------------------------------------------------------------------------------------

1)  Single Transactions

 * Franklin         Employer        $ 125,272         -          -                -     $ 125,272      $ 125,272             -
   Financial        Stock
   Corp

2)  Series of Nonsecurity Transactions

    None reportable.


 * Party-in-interest to the Plan.


                                       10